Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: October 17, 2013

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus expected to be published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.

Excerpt from Verizon Communications Inc. Third Quarter 2013 Earnings Conference Call

October 17, 2013

We announced an agreement with Vodafone to acquire its 45 percent interest in Verizon Wireless. The transaction will be accretive to earnings per share, provide additional operating cash flows, and enable greater flexibility to develop converged solutions – without any integration and due diligence risks. The capital market environment was strong, and we had a fully executed bridge facility in place at the date of the announcement. We successfully arranged - in one day - the required permanent bond financing with a $49 billion debt offering. And earlier this month, we signed an agreement for up to $12 billion in term loans. Last week, we filed a Form S-4 registration statement and our proxy statement with the SEC related to the pending transaction. So, we’ve been busy and productive on the transaction front, but as always, our primary focus is driving strong operating results.

For the third quarter, we reported earnings of $0.78 per share on a GAAP basis. These results include a net gain on the sale of 700 B block spectrum of $0.02 per share, offset by net incremental interest expense of $0.01 per share related to the debt we have raised to finance the acquisition of the remaining 45 percent stake in Verizon Wireless.

In terms of the balance sheet, total debt increased to $99.1 billion due to the permanent financing we put in place related to the pending transaction to obtain full ownership of Verizon Wireless. However, since we do have the cash until the close of the transaction, our net debt to adjusted EBITDA remained quite low at about 1.1 times.

In terms of an update on our pending transaction to gain full ownership of Verizon Wireless: Our permanent financing is secured and we have taken out our bridge financing facility. An S-4 registration statement and our proxy statement were filed on October 8th and are under review by the SEC. You can access these filings on our Investor Relations website or the SEC website. Efforts are underway to obtain the required regulatory and shareholder approvals. We expect to close the transaction during the first quarter of 2014.

[With] the acquisition of Verizon Wireless, we now get to more of a converged middle with our consumer products between FiOS and Wireless and we no longer have the artificial wall up between the affiliate transactions or anything like that.

Brett Feldman - Deutsche Bank - Analyst

Thanks for taking the question. When you launched the Wireless deal, you had talked about an objective of getting back to your pre-deal leverage levels. I believe you said about four to five years but correct me if that is wrong. But regardless of the timeframe, I was hoping maybe you could just come back and talk about some of the foundational assumptions that support that goal.

For example, do you expect to see capital intensity continue to improve? I am curious what you are assuming about your ability to maintain or even grow your Wireless margins over that four- to five-year period? And then lastly, can you give us any color on what you have budgeted for spectrum purchases?

Fran Shammo - Verizon Communications, Inc. - EVP and CFO

Yes, thanks Brett. So look, I am not going to get in the details of what we have projected. If you think about everything that we had to consider here, we considered tax, we considered CapEx, we considered the incremental tax rate. As I said, our tax rate will increase to a 35% to 36% range from what we have always guided from a 31% to 33% range. And that is because of the VZW coming over. We had to project out what our interest rate was. We know what that is now based on the offering that we did.

As far as CapEx goes, I have been pretty consistent here. You should consider us improving our CapEx to revenue ratio going forward. You should look at us as to what we have invested this year and we are going to do what we need to do to continue to invest in our networks and our platforms.

But moving out of this, there were three priorities that we set up to come to that four to five years. One was we will continue to invest in our networks and platforms. That is top priority for us. The next is we will continue to invest and buy licenses either opportunistically or in the auctions. I can’t tell you what that number is because obviously it is going to be a public auction and we have a lot of strategies around how we acquire licenses. But that was built into our model.

And then finally, the dividend policy is also a very critical piece of this component to our equity shareholders and I think our Board showed that when they increased the dividend at the same time that they announced the deal. They are very confident in our cash flow.

And then finally, we have a commitment that we will delever the balance sheet as quickly as possible.

So look, I think if you look at the performance, if you look at our cash flow and our free cash flow this quarter, I think we are demonstrating that four to five years is within our horizon and we will meet our targets.

FORWARD-LOOKING STATEMENTS

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of financing; the ability of Verizon to complete the financing of the Vodafone transaction on satisfactory terms; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “preliminary prospectus”). Verizon has also filed with the SEC a preliminary proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “preliminary proxy statement”). The registration statement on Form S-4 has not yet been declared effective and the preliminary prospectus and the preliminary proxy statement are not yet final and will be further amended.

VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the preliminary prospectus, the preliminary proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transaction contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed by Verizon with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended March 31, 2013, which is filed with the SEC.